Exhibit 12.1

Ratio of Earnings to Fixed Charges

	For the year ended December 31,								For the six months ended June 30,
	1999	2000	2001	2002	2003				2003	2004
	(Restated)	(Restated)	(Restated)	(Restated)	Historical		Pro Forma		(Restated)
Loss from continuing operations	$(17,392)	$(42,436)	$(16,388)	$(23,098)	$(67,102)		$(58,487)		$4,044	$(6,900)
Provision (benefit) for income taxes	(6,068)	31,225	1,135	1,443	(99)		(99)		240	170
Total fixed charges	44,083	44,577	44,343	42,000	36,163		27,548		18,379	11,570

	$20,623	$33,366	$29,090	$20,345	$(31,038)		$(31,038)		$22,663	$4,840

Fixed charges
Operating lease expense	$5,051	$6,447	$5,583	$6,463	$5,353		$5,353		$2,873	$2,874

Factored at one-third	$1,684	$2,149	$1,861	$2,154	$1,784		$1,784		$958	$958
Preferred stock dividends	1,593	1,823	2,093	5,876	4,395		4,395		4,463	—
Interest expense—gross	40,806	40,605	40,389	33,970	29,984		21,369		12,958	10,612

Total fixed charges	$44,083	$44,577	$44,343	$42,000	$36,163		$27,548		$18,379	$11,570

Ratio of earnings to fixed charges	0.5x	0.7x	0.7x	0.5x	(0.9	)x	(1.13	)x	1.2x	0.4x

Deficiency in fixed charge coverage ratio	$(23,460)	$(11,211)	$(15,253)	$(21,655)	$(67,201)		$(58,586)		$—	$(6,730)